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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sears, Roebuck and Co.

(Name of Issuer)

Common Stock, par value $0.75 per share

(Title of Class of Securities)

812387-10-8

(Cusip Number)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

13G
CUSIP No. 812387-10-8			Page 2 of 12

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 22,810,436

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 22,810,436

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 812387-10-8			Page 3 of 12

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 165,366

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 165,366

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 812387-10-8			Page 4 of 12

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,073,364

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 8,073,364

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.6%

12.	Type of Reporting Person: OO

13G
CUSIP No. 812387-10-8			Page 5 of 12

1.	Name of Reporting Person: ESL Investment Management, LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 50,834

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 50,834

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.6%

12.	Type of Reporting Person: OO

13G
CUSIP No. 812387-10-8			Page 6 of 12

1.	Name of Reporting Person: ESL Limited, a Bermuda corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%(1)

12.	Type of Reporting Person: CO

(1)	ESL Limited ceased to be the beneficial owner of any shares of Common Stock as of July 1, 2004 and therefore disclaims beneficial ownership of the shares of Common Stock reported herein.

13G
CUSIP No. 812387-10-8			Page 7 of 12

1.	Name of Reporting Person: KP I Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 86-1069227

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%(1)

12.	Type of Reporting Person: PN

(1)	KP I Partners, L.P. ceased to be the beneficial owner of any shares of Common Stock as of July 1, 2004 and therefore disclaims beneficial ownership of the shares of Common Stock reported herein.

CUSIP No. 812387-10-8	Page 8 of 12

Item 1(a)	Name of Issuer:

Sears, Roebuck and Co.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3333 Beverly Road
Hoffman Estates, IL 60179

Item 2(a)	Names of Persons Filing:

ESL Partners, L.P.
ESL Institutional Partners, L.P.
ESL Investors, L.L.C.
ESL Investment Management, LLC
ESL Limited
KP I Partners, L.P.

Item 2(b)	Addresses of Principal Business Offices:

ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investment Management, LLC and KP I Partners, L.P.:
200 Greenwich Avenue
Greenwich, CT 06830

ESL Limited
129 Front Street
P.O. Box HM 1916
Hamilton HM HX, Bermuda

Item 2(c)	Citizenship:

ESL Partners, L.P. – Delaware
ESL Institutional Partners, L.P. – Delaware
ESL Investors, L.L.C. – Delaware
ESL Investment Management, LLC – Delaware
ESL Limited – Bermuda
KP I Partners, L.P. – Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.75 per share

Item 2(e)	CUSIP Number:

812387-10-8

CUSIP No. 812387-10-8	Page 9 of 12

Item 3	Status of Persons Filing:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)	Amount Beneficially Owned: 31,100,000 shares of Common Stock, par value $0.75 per share.

This statement is filed on behalf of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investment Management, LLC, a Delaware limited liability company (“ESLIM”), ESL Limited, a Bermuda corporation (“Limited”), and KP I Partners, L.P., a Delaware limited partnership (“KPI”). The general partner of ESL is RBS Partners, L.P. (“RBS”). RBS is the manager of Investors. The general partner of RBS is ESL Investments, Inc., a Delaware corporation. ESLIM is the investment manager of Limited and the general partner of KPI. RBS Investment Management, LLC, a Delaware limited liability company, is the general partner of Institutional. In the aforementioned capacities, ESL, Institutional, Investors and ESLIM each may be deemed to be the beneficial owner of the shares of Common Stock reported herein. Limited and KPI ceased to be the beneficial owners of any shares of Common Stock as of July 1, 2004 and therefore expressly disclaim beneficial ownership of the shares of Common Stock reported herein.

As of July 1, 2004, (i) ESL was the record owner of 22,810,436 shares of Common Stock, (ii) Institutional was the record owner of 165,366 shares of Common Stock, (iii) Investors was the record owner of 8,073,364 shares of Common Stock, (iv) ESLIM was the record owner of 50,834 shares of Common Stock, (v) Limited was the record owner of 0 shares of Common Stock and (vi) KPI was the record owner of 0 shares of Common Stock.

(b)	Percent of Class: 14.6%.

CUSIP No. 812387-10-8	Page 10 of 12

(c)	Number of shares as to which each person has:

(i) sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of 5% or Less of a Class:

Limited and KPI ceased to be the beneficial owners of any shares of Common Stock as of July 1, 2004 and therefore expressly disclaim beneficial ownership of the shares of Common Stock reported herein.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 4(a).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 812387-10-8	Page 11 of 12

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2004

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., its general partner
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, LLC, its general partner

	By:	/s/ William C. Crowley

William C. Crowley
Member

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., its manager
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ESL INVESTMENT MANAGEMENT, LLC

By:	/s/ William C. Crowley

William C. Crowley
Member

CUSIP No. 812387-10-8	Page 12 of 12

ESL LIMITED

By:	ESL Investment Management, LLC, its investment manager

	By:	/s/ William C. Crowley

William C. Crowley
Member

KP I PARTNERS, L.P.

By:	ESL Investment Management, LLC, its general partner

	By:	/s/ William C. Crowley

William C. Crowley
Member

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of July 1, 2004, entered into by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investment Management, LLC, ESL Limited and KP I Partners, L.P.